AB ✗ 4/8

UN
SECURITIES AND
09040418
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 6 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEROS BROKER SERVICE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

866 East Sixth Street, Unit 4
(No. and Street)

South Boston	MA	02127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hausman 617-315-7367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray & Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park	Westwood	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/10

OATH OR AFFIRMATION

I, Mark Hausman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Broker Service, Inc., as of March, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN R. FARRIS
Notary Public
My Commission Expires
July 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ceros Broker Service, Inc.

We have audited the accompanying statements of financial condition of **Ceros Broker Service, Inc.** as of December 31, 2008 and 2007, and the statements of operations and retained earnings and cash flows – direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ceros Broker Service, Inc**. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 12, 2009

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

CEROS BROKER SERVICE, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 2,166	$ 28,424
Accounts receivable	65,434	88,117
Prepaid expenses	3,915	2,370
TOTAL CURRENT ASSETS	71,515	118,911
OTHER ASSETS		
Security deposit	2,600	2,600
Deposit with clearing organization	105,253	104,986
TOTAL OTHER ASSETS	107,853	107,586
TOTAL ASSETS	$ 179,368	$ 226,497

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2008	December 31, 2007
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 16,658	$ 19,635
Accrued taxes	456	6,000
TOTAL CURRENT LIABILITIES	17,114	25,635
STOCKHOLDER'S EQUITY		
Common stock	150,000	150,000
Retained earnings	12,254	50,862
TOTAL STOCKHOLDER'S EQUITY	162,254	200,862
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 179,368	$ 226,497

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2008	December 31, 2007
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 16,658	$ 19,635
Accrued taxes	456	6,000
TOTAL CURRENT LIABILITIES	17,114	25,635
STOCKHOLDER'S EQUITY		
Common stock	150,000	150,000
Retained earnings	12,254	50,862
TOTAL STOCKHOLDER'S EQUITY	162,254	200,862
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 179,368	$ 226,497

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Year Ended December 31, 2008	Year Ended December 31, 2007
INCOME		
Commissions and service revenues	$ 819,155	$ 893,613
Management fees	-	35,000
TOTAL INCOME	819,155	928,613
OPERATING EXPENSES		
General and administrative expenses	857,307	902,326
TOTAL OPERATING EXPENSES	857,307	902,326
NET INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	(38,152)	26,287
PROVISION FOR INCOME TAXES	456	6,000
NET INCOME (LOSS)	(38,608)	20,287
RETAINED EARNINGS AT BEGINNING OF YEAR	50,862	30,575
RETAINED EARNINGS AT END OF YEAR	$ 12,254	$ 50,862

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

STATEMENTS OF CASH FLOWS - DIRECT METHOD

	Year Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 841,838	$ 940,714
Cash paid to suppliers, employees, and other brokers	(861,829)	(903,991)
Income taxes paid	(6,000)	(9,400)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(25,991)	27,323
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Deposit with clearing organization	(267)	(2,595)
NET CASH (USED) BY INVESTMENT ACTIVITIES	(267)	(2,595)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,258)	24,728
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,424	3,696
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,166	$ 28,424

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31, 2008	Year Ended December 31, 2007
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Net income (loss)	$ (38,608)	$ 20,287
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	22,683	12,101
Prepaid expenses	(1,545)	1,072
Security deposit	-	(2,600)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(2,977)	(137)
Accrued taxes	(5,544)	(3,400)
TOTAL ADJUSTMENTS	12,617	7,036
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (25,991)	$ 27,323

The accompanying notes are an integral part of these financial statements.

NOTE 1 – BUSINESS

Principal Business Activity – Ceros Broker Service, Inc. (the "Company") is an introducing broker in the business of trading securities. The Company is a registered member of the Securities and Exchange Commission, the National Association of Securities Dealers, and is registered with various state securities commissions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income from financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At December 31, 2008 and 2007, deferred tax assets and liabilities were immaterial.

Commissions – Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Cash and Cash Equivalents – During the course of the normal business cycle, the Company at times maintains on deposit cash balances in excess of insured limits. As of December 31, 2008, balances of cash at a financial banking institution were held in a non-interest bearing transaction account which is provided unlimited coverage by the FDIC.

Reclassifications – Certain reclassifications, none of which affect income, have been made to the 2007 financial statements to conform to the 2008 presentation.

NOTE 3 – REGULATORY REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $93,683 and $185,245 at December 31, 2008 and 2007, respectively. The minimum net capital requirement is $5,000.

Exemptive Provision Under Rule 15c3-3 – The Company, as an introducing broker, is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from maintaining a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 – RELATED PARTY TRANSACTIONS

Economic Dependency – The Company is affiliated with other companies in the same line of business. One hundred percent and ninety-eight percent of the Company's commissions are earned from transactions with these affiliates for the years ended December 31, 2008 and 2007, respectively. Per a written agreement, a foreign corporation with the same ownership refers customers who purchase securities through the Company. A significant portion (61% in 2008 and 60% in 2007) of the commissions earned, on these transactions were paid back to the foreign affiliate as commission expense.

Total commissions paid back, net of reimbursed costs, totaled $503,520 and $513,501 for the years ended December 31, 2008 and 2007, respectively. The Company received management fees of $35,000 from an affiliate in 2007. The management fees relates to administrative charges to the related party. During 2008, the Company revised their written agreement and no longer receives a management fee but now receives a clearing charge in the amount of $14,500 per month from the affiliate.

Accounts receivable includes $59,951 and $8,547 due from affiliated companies at December 31, 2008 and 2007, respectively.

Approximately 2% of the Company's commissions was earned from entities that were related to an officer of the Company for the year ended December 31, 2007.

NOTE 5 – CAPITAL STRUCTURE

As of December 31, 2008 and 2007, the Company had 200,000 shares of Class A voting, $1 par value common stock authorized, and 150,000 shares issued and outstanding.

OTHER FINANCIAL INFORMATION

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Ceros Broker Service, Inc.

Our audits for the years ended December 31, 2008 and 2007 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 12, 2009

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

CEROS BROKER SERVICE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 162,254
Deduction and/or changes:	
Nonallowable assets from statement of financial condition:	
Haircuts on investments	2,105
Other assets	66,466
Total deductions	68,571
NET CAPITAL	$ 93,683
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Net capital	93,683
EXCESS NET CAPITAL	$ 88,683
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 17,114
Percentage of aggregate indebtedness to net capital	19.30%
Percentage of debt to debt-equity	19.30%

There is no material differences between the above computation and the Company's corresponding unaudited filing.

CEROS BROKER SERVICE, INC.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

CEROS BROKER SERVICE, INC.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31, 2008	2007
Commissions expense	$ 503,520	$ 513,501
Clearing charges	141,426	200,045
Officer's salary	100,080	100,080
Office	39,699	52,333
Professional fees	32,566	23,585
Travel	11,000	-
Payroll and other taxes	9,920	7,781
Dues and registrations	8,354	1,810
Insurance	7,277	631
Telephone	3,732	2,519
Interest expense	(267)	41
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 857,307	$ 902,326

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ceros Broker Service, Inc.

In planning and performing our audit of the financial statements of the financial statements of **Ceros Broker Service, Inc.** as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive procedures of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

GG&G
GRAY GRAY & GRAY, LLP

Ceros Broker Service, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 12, 2009

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
34 Southwest Park, Westwood, MA 02090
781.407.0300 www.gggcpas.com

GRAY, GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CEROS

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008

GG&G
GRAY GRAY GRAY, LLP

CEROS

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION